

Mailstop 3233

April 5, 2017

Via E-Mail
Matias I. Gaivironsky
Chief Financial Officer
IRSA Inversiones y Representaciones Sociedad Anónima
Moreno 877 24th Floor
Buenos Aires, Argentina

> **Re:** **IRSA Inversiones y Representaciones Sociedad Anónima**
> **Form 20-F for the fiscal year ended June 30, 2016**
> **Filed November 1, 2016**
> **Amendment No. 1 to Form 20-F for the fiscal year ended**
> **June 30, 2016**
> **Filed March 23, 2017**
> **Response dated March 23, 2017**
> **File No. 001-13542**

Dear Mr. Gaivironsky:

We have reviewed your March 23, 2017 response to our comment letter and amended filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2017 letter.

Form 20-F for fiscal year ended June 30, 2016

Note 2.3 Scope of Consolidation

(a) Subsidiaries, page F-17

1. We have reviewed your response to comment 3.  We note your response identifies only one entity in which you hold less than 50% of the voting shares.  Based on your table beginning on page F-18, it appears there are a couple additional entities in which you

own less than 50%. Please clarify for us how you determined you complied with the disclosure guidance in paragraph 9 of IFRS 12 for these additional entities.

Form 20-F/A filed March 23, 2017

2.  We have reviewed your response to comment 5. Please tell us what consideration you have given to revising the conclusion that your disclosure controls and procedures were effective as of June 30, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
  Commodities